Issuer Free Writing Prospectus

November 16, 2018

Filed Pursuant to Rule 433

Registration No. 333-227683

Forward Looking Statements -

Except for historical information, all of the statements, expectations, and assumptions contained in this video are forward-looking statements. Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements relating to our future activities or other future events or conditions. These statements are based on current expectations, estimates and projections about our business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may, and are likely to, differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors discussed from time to time in documents which we file with the SEC. In addition, such statements could be affected by risks and uncertainties related to, among other things: our ability to generate sufficient cash flow by the end of November 2018 to fund our capital expenditure requirements and continue operations; our ability to identify financing sources in the short-term on terms favorable to our Company; our ability to manage the distribution channels for our products, including our ability to successfully implement our rental strategy, direct to consumer distribution strategy and any additional distribution strategies we may deem appropriate; our ability to maintain quality control over our vehicles and avoid material vehicle recalls; the number of reservations and cancellations for our vehicles and our ability to deliver on those reservations; unforeseen or recurring operational problems at our facility, or a catastrophic loss of our manufacturing facility; our dependence on our suppliers; the volatility of our stock price; our ability to maintain our NASDAQ Capital Market listing; costs and risks associated with litigation; and other risks described from time to time in periodic and current reports that we file with the SEC.

Arcimoto’s mission is to help catalyze the shift to a sustainable transportation system. We started 11 years ago, on a quest to find the sweet spot for next-generation daily mobility. Over eight generations of product development, we invented the Fun Utility Vehicle, an incredibly efficient, affordable, joyful electric ride, suitable for a wide range of driving experiences.

We went public on Nasdaq in September 2017 to finalize the development of the FUV and begin Arcimoto’s transformation from an R&D prototyping shop into an advanced vehicle production and distribution venture.

The third quarter saw us accelerate virtually every facet of operations: we achieved production of 15 beta FUVs, our end-to-end part manufacturing capabilities are now online, and we have identified opportunities for improvement in nearly every aspect of the product: component quality, drivetrain performance, battery assembly and longevity, suspension, ride and feel, steering, ergonomics, visibility, and aesthetics.

We opened Arcimoto’s first rental outlet, in order to dial in procedures, test out systems and software, and garner prospective rental customer feedback. The experience of our early clients gives us added confidence that our rental-first go-to-market strategy will allow our customers to truly experience the joy of the FUV in a cost-efficient manner for Arcimoto.

The final milestones for product completion have come into clear focus. In the next six weeks, we plan to build six more test vehicles: three to validate our new production mechanical design, and three to validate the significant improvements made in the vehicle’s electrical system.

The Series A-2 prototypes, planned for January, signify our first Release Candidates, with first retail customer deliveries targeted for Q1. In anticipation, we’ve begun to ramp up our marketing efforts with a nationwide tour, and the response has been incredibly positive. Driven by word of mouth, and direct experience, our preorder reservation count continues to climb.

The proceeds of our first public offering allowed us to build out a factory, refine an awesome product, and share the Arcimoto vision with an ever-wider audience of drivers. With our S-3 shelf facility now effective and with retail production just around the corner, we believe now is the time to take the next step. Our first direct offering to shareholders, since we listed on Nasdaq last year, is now open.

I founded Arcimoto to help solve the fundamental problem of sustainable daily mobility. Along the way, we have been powered by a community of investors and stakeholders committed to making this vision real.

Please join us as we bring Arcimoto to the world.

PREORDERS

1,834 September 30, 2017

3,018 September 30, 2018

PRODUCT FINALIZATION TARGETS

Series – Beta 3 – A-1 – A-2 – A-3 …

Time Frame – Q4 – Q4 – January – Q1

Unit Count – 3 – 3 – 7 - +

Key Goal – Automation-ready mechanical design – Production-intent electrical design – Release Candidate – First Retail Delivery

Learn more at http://invest.arcimoto.com

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus if you request it by calling (541) 683-6293 or emailing investor@arcimoto.com.